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                             March 28, 2024

       David Lunin
       Chief Financial Officer
       Calumet, Inc.
       2780 Waterfront Parkway East Drive, Suite 200
       Indianapolis, IN 46214

                                                        Re: Calumet, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 5, 2024
                                                            File No. 333-277682

       Dear David Lunin:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed March 5, 2024

       Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 22

   1. We note your introductory paragraph discloses the summary unaudited condensed consolidated pro forma
financial information for New Calumet gives effect to the
                                                        Conversion and
references readers to the disclosures at the section labelled "The
                                                        Consideration for the
Mergers." Please expand your narrative disclosuree to provide a description of the
entities involved and an explanation of what the pro forma
                                                        information
illustrates, pursuant to Article 11-02(a)(2) of Regulation S-X. In this regard, we refer you to the
disclosures on page 207 under the heading Overview of New Calumet that describes New
Calumet   s recent incorporation, the lack of conducting any business operations since
incorporation, and how after completion of the Conversion, the historical financial statements
and results of operations are those of your predecessor, the
                                                        Partnership.
 David Lunin
FirstName  LastNameDavid Lunin
Calumet, Inc.
Comapany
March      NameCalumet, Inc.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
2. It appears that you have not provided all the disclosures concerning the General Partner called for under Item 17 of Form S-4. Please provide us with an analysis as to why you believe this information is not required. Also tell us how you satisfied the requirement to provide the condensed historical financial statements for the General Partner in the pro forma financial information. We refer you to Article 11-02(a)(4) of Regulation S-X.
Opinion of Evercore - Financial Advisor to the Conflicts Committee, page 64

3. We note your disclosure that, in connection with rendering its opinion and performing its related financial analysis, Evercore, among other things, reviewed certain internal projected financial data relating to the Partnership prepared and furnished to Evercore by
         management of the Partnership, as approved for Evercore   s use by the
Partnership (the
            Calumet Financial Projections   ). Please disclose the Calumet
Financial Projections.
         Refer to Item 1015(b)(6) of Regulation M-A and Item 4(b) of Form S-4. General

4. Please revise to provide risk factor disclosure regarding your proposed forum selection provision. For example, risks may include, but are not limited to, increased costs to bring a claim, and that these provisions can discourage claims or limit
investors    ability to bring
         a claim in a judicial forum that they find favorable. The risk factor should also address whether there is any question as to whether a court would enforce the provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Hillary Holmes